SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 000-22151


(Check one)

[X]  Form 10-K and Form 10-KSB          [_] Form 11-K

[_]  Form 20-F          [_]  Form 10-Q and Form 10-QSB          [_]  Form N-SAR

For period ended December 31, 2002

[_]  Transition Report on Form 10-K and Form 10-KSB

[_]  Transition Report on Form 20F

[_]  Transition Report on Form 11-K

[_]  Transition Report on Form 10-Q and Form 10-QSB

[_]  Transition Report on Form N-SAR

For the transition period ended _______________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM, PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: OrganiTECH USA, Inc.

Former name if applicable: Incubate This!, Inc.

Address of principal executive office (STREET AND NUMBER): Yoqneam Industrial Area, P.O. Box 700 Yoqneam, Israel 20692.

                                     PART II
                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the |X| 15th calendar day following the
     [X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is unable to file its Form 10-KSB within the prescribed time period without unreasonable effort or expense due to the fact that it is in the process of preparing and integrating international operating information into the annual report. The registrant anticipates that it will file its Form 10-KSB within the 15-day grace period provided by the Securities Exchange Act Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.
DORON SHACHAR                           +972-4-9590515; +972-54-371906
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(Name)                      (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X] Yes     [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                               [_] Yes     [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Schedule A.

                              ORGANITECH, USA, INC.
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: MARCH   31   , 2004  BY:
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                            Doron Shachar, Secretary

     INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall by typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).

                                                                      SCHEDULE A



     The Registrant's operating loss decreased from $1.7 million in 2001 to $0.9 million in 2002. The registrant had no revenues in 2002 and 2003, and had revenue of $32,620 in 2001.